UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2008
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Notes Repurchase Agreement

Origin Agritech Limited (the “Company”) entered into a Notes Repurchase Agreement (the “Agreement”) on July 28, 2008 with Citadel Equity Fund Ltd. (“Citadel”) providing for the repurchase by the Company from Citadel of a portion of the Company’s outstanding 1% Guaranteed Senior Secured Convertible Notes due 2012 (the “Notes”). The Company issued the Notes to Citadel in an aggregate principal amount of US$40 million under an indenture (the “Indenture”), dated July 25, 2007, among, inter alia, the Company, The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and State Harvest Holdings Limited, a subsidiary of the Company, as the Guarantor. Citadel currently owns all the outstanding Notes, which are collectively convertible into 3,478,260 ordinary shares at the current conversion price. See Item 6.E. in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2007. Pursuant to the Agreement, the Company will repurchase from Citadel the Notes in an aggregate principal amount of US$18.7 million for a total repurchase price of US$20.0 million payable in cash in two closings. At the first closing, which the Company expects will occur today, the Company will repurchase US$14.0 million principal amount of the Notes for a repurchase price of US$15.0 million (the “First Closing Date”). At the second closing, the Company will repurchase US$4.7 million principal amount of the Notes for a repurchase price of US$5 million on a date to be mutually agreed upon by the Company and Citadel but not later than December 31, 2008 (the “Second Closing Date”). Citadel will also be entitled to any interest payable on the repurchased Notes in respect of any record date prior to the First Closing Date or the Second Closing Date, as applicable. The repurchased Notes will be cancelled upon their repurchase on the First Closing Date and the Second Closing Date, as applicable. The Company intends to finance the repurchase of the Notes from its cash resources. A copy of the Company’s press release announcing the Notes Repurchase Agreement is included in this Form 6-K as Exhibit 99.1.

The Indenture requires, among other things, that the Company shall not, on the original issue date of the Notes or at the end of any fiscal quarter thereafter, permit its "Consolidated Tangible Net Worth", as defined in the Indenture, to be less than the "Consolidated Tangible Net Worth Threshold", which is defined in the Indenture to be US$157,000,000 (or its equivalent in Renminbi). The Company has not been in compliance with this Consolidated Tangible Net Worth covenant in the past, although the Company believes that the amount of the Consolidated Tangible Net Worth Threshold specified in the Indenture was an error and neither Citadel nor the Trustee has given the Company a notice of default under the Indenture with respect to this covenant. In the Agreement, Citadel has agreed to waive all defaults or events of default or their consequences, if any, on the part of the Company for failure to duly observe and perform this covenant through and including the June 30, 2008 fiscal quarter-end, provided that the waiver will terminate if the Company defaults on its obligations under the Agreement to complete the repurchases of the $18.7 million aggregate principal amount of the Notes. In addition, the Company and Citadel have agreed to amend the amount of the Consolidated Tangible Net Worth Threshold to be US$45,000,000 (or its equivalent in Renminbi) pursuant to a supplemental indenture. Citadel has not agreed to waive any future defaults under the Consolidated Tangible Net Worth covenant.

The Indenture also requires, among other things, the Company to maintain a "Leverage Ratio," determined as of the last day of each fiscal quarter, for the four fiscal quarters ending on such day, not exceeding (x) 6.30 to 1.00 from the original issue date of the Notes through September 30, 2007, (y) 5.00 to 1.00 from October 1, 2007 to September 30, 2008, and (z) 3.50 to 1.00 thereafter. "Leverage Ratio" is defined in the Indenture generally as the ratio of the Company’s consolidated debt as of the relevant determination date to the Company’s aggregate consolidated EBITDA for the most recently completed four fiscal quarters prior to such determination date. The Company has not been in compliance with this Leverage Ratio covenant in the past, although neither Citadel nor the Trustee has given the Company a notice of default under the Indenture with respect to this covenant. In the Agreement, Citadel has agreed to waive all defaults or events of default or their consequences, if any, on the part of the Company for failure to duly observe and perform this Leverage Ratio covenant through and including the June 30, 2008 fiscal quarter-end, provided that the waiver will terminate if the Company defaults on its obligations under the Agreement to complete the repurchases of the $18.7 million aggregate principal amount of the Notes. Citadel has not agreed to waive any future defaults under the Leverage Ratio covenant or to amend the terms of the Leverage Ratio covenant.

There can be no assurance that the Company will be able to comply with these financial covenants in the future, and there is a significant risk that the Company will not be able to do so. In the event of any future noncompliance with these financial covenants or any other covenants in the Indenture, there can be no assurance that the Company would be able to obtain waivers from the Note holders. Any such noncompliance could result in a default or event of default under the Indenture, and have a material adverse effect on the Company’s business, financial condition and results of operations

A copy of the Indenture is filed as Exhibit 2.2 to the Company’s Annual Report on Form 20-F for its fiscal year ended September 30, 2007 filed with the Securities and Exchange Commission on February 27, 2008, and a copy of the Notes Repurchase Agreement is included as Exhibit 99.2 to this Form 6-K.

Forward Looking Statements

This Form 6-K contains forward-looking statements. All forward-looking statements included in this Form 6-K are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Gengchen Han
Name:	Dr. Gengchen Han
Title:	Co-Chief Executive Officer

Date: July 28, 2008

EXHIBITS

Exhibit Number	Description

99.1	Press release announcing the Notes Repurchase Agreement
99.2	Notes Repurchase Agreement